Exhibit 99.2
Annex I
AEI
Consolidated Balance Sheets
As of March 31, 2010 and December 31, 2009
(millions of dollars (U.S.))

	2010	2009

ASSETS

Current assets:
Cash and cash equivalents	$718	$682
Restricted cash	76	77
Accounts and notes receivable:
Trade (net of allowance)	973	932
Unconsolidated affiliates	14	16
Inventories	280	273
Prepaids and other current assets	400	401

Total current assets	2,461	2,381
Property, plant and equipment, net	4,291	4,200
Investments in and notes receivable from unconsoldiated affiliates	1,203	1,177
Goodwill	689	663
Intangibles, net	492	489
Other assets	1,364	1,315

Total assets	$10,500	$10,225

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable:
Trade	$609	$608
Unconsolidated affiliates	55	31
Current portion of long-term debt, including related party	633	613
Accrued and other liabilities	920	862

Total current liabilities	2,217	2,114
Long-term debt, including related party	3,285	3,105
Deferred income taxes	160	168
Other liabilities	1,406	1,393
Commitments and contingencies
Total shareholders’ equity attributable to AEI	2,912	2,832
Equity attributable to noncontrolling interests	520	613

Total equity	3,432	3,445

Total liabilities and equity	$10,500	$10,225

Annex II
AEI
Consolidated Statements of Operations and Adjusted Net Income
For the three months ended March 31, 2010 and 2009
(millions of dollars (U.S.), except share and per share data)

	2010	2009

Revenues	$2,422	$1,847

Cost of sales	1,868	1,398

Gross margin	554	449

Operating expenses:
Operations, maintenance, and general and administrative expenses	243	177
Depreciation and amortization	68	60
Taxes other than income	17	11
Loss on disposition of assets	4	5

Total operating expenses	332	253

Equity income from unconsolidated affiliates	28	27

Operating income	250	223

Other income (expense):
Interest income	18	17
Interest expense	(77)	(79)
Foreign currency transaction loss, net	(3)	(39)
Other income (expense), net	8	(6)

Total other expense	(54)	(107)

Income before income taxes	196	116
Provision for income taxes	70	76

Net income	126	40
Less: Net income (loss) — noncontrolling interests	41	(3)

Net income attributable to AEI	$85	$43

Weighted average number of shares outstanding (thousands of shares)	243,334	225,536

Basic and diluted earnings per share attributable to AEI shareholders	$0.35	$0.19

Net income attributable to AEI	$85	$43
Excluding (a):
Gain on sale of subsidiaries	(3)	—
Foreign currency transaction loss, net	2	11

Adjusted net income attributable to AEI	$84	$54

Adjusted basic and diluted earnings per share	$0.35	$0.24

(a)	Amounts shown are net of tax and noncontrolling interests.

Annex III

AEI Consolidated Statements of Cash Flows For the three months ended March 31, 2010 and 2009 (millions of dollars (U.S.))

	2010	2009

Cash flows from operating activities:
Net income	$126	$40
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	68	60
Deferred revenues and charges	(14)	31
Deferred income taxes	1	22
Equity earnings from unconsolidated affiliates	(28)	(27)
Distributions from unconsolidated affiliates	3	6
Foreign currency transaction loss, net	3	39
Loss on disposition of assets	4	5
Changes in operating assets and liabilities, net of translation, acquisitions, dispositions and non-cash items:
Trade receivables, net	(36)	(79)
Accounts payable, trade	5	(34)
Inventories	5	(12)
Prepaids and other current assets	1	2
Regulatory assets and liabilities	11	(11)
Other	16	(17)

Net cash provided by operating activities	165	25

Cash flows from investing activities:
Proceeds from sale of investments	5	60
Capital expenditures	(154)	(74)
Decrease in restricted cash	25	41
Increase in restricted cash	(31)	(12)
Decrease in cash and cash equivalents from deconsolidation of subsidiary	(15)	—
Other	(1)	2

Net cash provided by (used in) investing activities	(171)	17

Cash flows from financing activities:
Issuance of debt	399	95
Repayment of debt	(253)	(162)
Dividends paid to noncontrolling interests	(69)	(11)
Purchase of subsidiary shares from noncontrolling interests	(35)	—
Other	(3)	(4)

Net cash provided by (used in) financing activities	39	(82)

Effect of exchange rate changes on cash	3	(10)

Increase (decrease) in cash and cash equivalents	36	(50)
Cash and cash equivalents, beginning of period	682	736

Cash and cash equivalents, end of period	$718	$686

Cash payments for income taxes, net of refunds	$42	$21

Cash payments for interest, net of amounts capitalized	$48	$50

Non-cash exchange of related party debt for common shares	$—	$118

Non-cash payments for acquisitions	$—	$8

Annex IV
AEI
EBITDA and Adjusted EBITDA
For the three months ended March 31, 2010 and 2009
(Unaudited)

(millions of dollars (U.S.))	2010	2009

Net income attributable to AEI	$85	$43
Depreciation and amortization	68	60
Net income (loss) attributable to noncontrolling interests	41	(3)
Provision for income taxes	70	76
Interest expense	77	79

EBITDA	341	255
Subtract:
Interest income	18	17
Foreign currency transaction loss, net	(3)	(39)
Loss on disposition of assets	(4)	(5)
Other income (expense), net	8	(6)

Adjusted EBITDA	$322	$288

Annex V
AEI
EBITDA and Adjusted EBITDA by Segment
For the three months ended March 31, 2010 and 2009
(Unaudited)
(millions of dollars (U.S.))

			Natural Gas
	Power	Power	Transportation	Natural Gas		Other/
	Distribution	Generation	and Services	Distribution	Retail Fuel	Eliminations	Total
For the three months ended March 31, 2010
Net income (loss) attributable to AEI	$79	$12	$18	$12	$6	$(42)	$85
Depreciation and amortization	34	8	6	6	12	2	68
Net income (loss) — noncontrolling interest	5	(1)	7	9	21	—	41
Provision for income taxes	42	10	(9)	7	9	11	70
Interest expense	29	10	9	4	12	13	77

EBITDA	189	39	31	38	60	(16)	341
Subtract:
Interest income	11	3	2	1	1	—	18
Foreign currency transaction loss, net	(2)	—	(1)	—	—	—	(3)
Gain (loss) on disposition of assets	(7)	—	—	3	—	—	(4)
Other income (expense), net	(1)	5	2	—	2	—	8

Adjusted EBITDA	$188	$31	$28	$34	$57	$(16)	$322

For the three months ended March 31, 2009
Net income (loss) attributable to AEI	$57	$16	$10	$10	$(6)	$(44)	$43
Depreciation and amortization	29	11	4	6	8	2	60
Net income (loss) — noncontrolling interest	2	(5)	5	12	(16)	(1)	(3)
Provision for income taxes	32	20	8	7	5	4	76
Interest expense	20	12	10	4	13	20	79

EBITDA	140	54	37	39	4	(19)	255
Subtract:
Interest income	10	3	1	1	1	1	17
Foreign currency transaction gain (loss), net	(2)	(1)	(4)	(1)	(32)	1	(39)
Loss on disposition of assets	(5)	—	—	—	—	—	(5)
Other income (expense), net	(1)	5	3	(5)	(7)	(1)	(6)

Adjusted EBITDA	$138	$47	$37	$44	$42	$(20)	$288

Annex VI
AEI
Net Debt
As of March 31, 2010 and December 31, 2009
(Unaudited)
(millions of dollars (U.S.))

	2010	2009

Debt	$3,918	$3,718
Less: Cash	(718)	(682)
Restricted cash — current	(76)	(77)
Restricted cash — non-current	(70)	(63)

NET DEBT	$3,054	$2,896

Annex VII
AEI
Free Cash Flow
For the three months ended March 31, 2010 and 2009
(Unaudited)
(millions of dollars (U.S.))

	2010	2009

Net cash provided by operating activities	$165	$25
Less:
Maintenance capital expenditures	27	29

FREE CASH FLOW	$138	$(4)

Annex VIII
AEI
Foreign Currency
Period-end and Average Exchange Rates
(Unaudited)
The following table presents the period-end and average exchange rates of the U.S. dollar into the local currency where we are primarily exposed to fluctuations in the exchange rate.

	March 31,	December 31,	March 31,
	2009	2009	2010
Period-end exchange rates:
Brazilian real	2.32	1.74	1.78
Colombian peso	2,481	2,043	1,920

	Average Exchange Rate for the Three Months Ended
	March 31,
	2009	2010
Average period exchange rates:
Brazilian real	2.33	1.80
Colombian peso	2,511	1,946
Source: Bloomberg financial website.

Annex IX
AEI
Proportional Share of Adjusted EBITDA (derived from U.S. GAAP data)
As of and for the three months ended March 31, 2010
(Unaudited)
(millions of dollars (U.S.), except for ownership percentages)

			AEI			Add Proportional	Proportional
			Consolidated	Deduct		Adjusted EBITDA -	Share of
		AEI Ownership	Adjusted	noncontrolling	Deduct equity	Equity/Cost	Adjusted EBITDA
Business	Operating Segment	% at 3/31/10	EBITDA 2010	interest share	(income) loss	investments	2010
Delsur	Power Distribution	86.41%	$5	$(1)	$—	$—	$4
EDEN	Power Distribution	90.00%	5	(1)	—	—	4
Elektra	Power Distribution	51.00%	15	(7)	—	—	8
Elektro	Power Distribution	99.68%	131	—	—	—	131
Emdersa	Power Distribution	77.11%	12	(3)	—	—	9
Chilquinta	Power Distribution	50.00%	8	—	(8)	10	10
Luz del Sur	Power Distribution	37.97%	10	—	(10)	18	18
DCL Cogen Limited Acquisition	Power Generation	60.22%	(3)	2	—	—	(1)
Emgasud	Power Generation	42.73%	(1)	—	1	6	6
ENS	Power Generation	100.00%	10	—	—	—	10
PQP	Power Generation	100.00%	10	—	—	—	10
San Felipe	Power Generation	100.00%	(5)	—	—	—	(5)
Trakya	Power Generation	90.00%	14	(1)	—	—	13
Luoyang	Power Generation	50.00%	3	(2)	—	—	1
Cuiabá	PowerGen/Natural Gas Transportation	100.00%	(4)	—	—	—	(4)
Accroven	Natural Gas Transportation and Services	49.25%	—	—	—	—	—
GTB	Natural Gas Transportation and Services	34.65%	—	—	(4)	8	4
TBG	Natural Gas Transportation and Services	8.27%	4	—	—	6	10
Promigas Pipeline	Natural Gas Transportation and Services	52.13%	23	(11)	—	—	12
Promigas — Gases de Occidente	Natural Gas Distribution	46.87%	14	(7)	—	—	7
Promigas — Gases del Caribe	Natural Gas Distribution	16.16%	5	—	(4)	5	6
Cálidda	Natural Gas Distribution	80.85%	4	(1)	—	—	3
Promigas — Surtigas	Natural Gas Distribution	51.58%	8	(4)	—	—	4
Huatong	Natural Gas Distribution	100.00%	3	—	—	—	3
Promigas — SIE (Terpel)	Retail Fuel	27.45%	46	(34)	—	—	12
Promigas — GNC	Retail Fuel	24.40%	10	(8)	(1)	—	1
Other	Various Segments		10	(3)	(2)	7	12

SUBTOTAL (Excluding Headquarters and Other)			$337	$(81)	$(28)	$60	$288

Headquarters and Other	Headquarters	100.00%	(15)	(1)	—	—	(16)

TOTAL			$322	$(82)	$(28)	$60	$272

For the three months ended March 31, 2009
Total			$288	$(75)	$(28)	$56	$241

Annex X
AEI
Proportional Share of Net Debt (derived from U.S. GAAP data)
As of March 31, 2010
(Unaudited)
(millions of dollars (U.S.), except for ownership percentages)

				Proportional
		AEI	Net Debt	Share of Net
		Ownership %	as of	Debt
Business	Operating Segment	at 3/31/10	3/31/10	3/31/10
Delsur	Power Distribution	86.41%	$53	$46
EDEN	Power Distribution	90.00%	(14)	(13)
Elektra	Power Distribution	51.00%	125	64
Elektro	Power Distribution	99.68%	360	359
Emdersa	Power Distribution	77.11%	58	45
Chilquinta	Power Distribution	50.00%	66	33
Luz del Sur	Power Distribution	37.97%	147	56
DCL Cogen Limited Acquisition	Power Generation	60.22%	78	47
Emgasud	Power Generation	42.73%	112	48
ENS	Power Generation	100.00%	49	49
PQP	Power Generation	100.00%	50	50
San Felipe	Power Generation	100.00%	(16)	(16)
Trakya	Power Generation	90.00%	44	40
Luoyang	Power Generation	50.00%	116	58
Cuiabá	PowerGen/Natural Gas Transportation	100.00%	(69)	(69)
Accroven	Natural Gas Transportation and Services	49.25%	133	66
GTB	Natural Gas Transportation and Services	34.65%	208	72
TBG	Natural Gas Transportation and Services	8.27%	847	70
Promigas Pipeline	Natural Gas Transportation and Services	52.13%	311	162
Promigas — Gases de Occidente	Natural Gas Distribution	46.87%	62	29
Promigas — Gases del Caribe	Natural Gas Distribution	16.16%	108	17
Cálidda	Natural Gas Distribution	80.85%	13	11
Promigas — Surtigas	Natural Gas Distribution	51.58%	74	38
Huatong	Natural Gas Distribution	100.00%	2	2
Promigas — SIE (Terpel)	Retail Fuel	27.45%	433	119
Promigas — GNC	Retail Fuel	24.40%	92	22
Other	Various Segments		207	(38)

SUBTOTAL (Excluding Headquarters and Other)				$1,366

Headquarters and Other	Headquarters	100.00%	1,320	1,320

TOTAL				$2,686

Annex XI
AEI
Proportional Free Cash Flow (derived from U.S. GAAP data)
For the three months ended March 31, 2010
(Unaudited)
(millions of dollars (U.S.), except for ownership percentages)

				Proportional
		AEI Ownership %	AEI Free Cash	Free Cash
Business	Operating Segment	at 3/31/10	Flow	Flow
Delsur	Power Distribution	86.41%	$(1)	$—
EDEN	Power Distribution	90.00%	2	2
Elektra	Power Distribution	51.00%	(3)	(2)
Elektro	Power Distribution	99.68%	98	98
Chilquinta	Power Distribution	50.00%	—	17
Luz del Sur	Power Distribution	37.97%	—	4
ENS	Power Generation	100.00%	6	6
PQP	Power Generation	100.00%	6	6
San Felipe	Power Generation	100.00%	14	14
Trakya	Power Generation	90.00%	(4)	(3)
Cuiabá	PowerGen/Natural Gas Transportation	100.00%	(6)	(6)
Accroven	Natural Gas Transportation and Services	49.25%	—	2
GTB	Natural Gas Transportation and Services	34.65%	—	7
TBG	Natural Gas Transportation and Services	8.27%	1	(1)
Cálidda	Natural Gas Transportation and Services	80.85%	2	1
Promigas Pipeline	Natural Gas Transportation and Services	52.13%	22	11
Proenergia	Natural Gas Distribution	52.13%	36	19
Other			11	17

SUBTOTAL (Excluding Headquarters and Other)			184	192

Headquarters and Other	Headquarters	100.00%	(46)	(46)

TOTAL			$138	$147

For the three months ended March 31, 2009
Total			$(4)	$28

Note: The above balances exclude intercompany activities and include dividends from equity investees.